UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the period from April 1, 2004 to December 31, 2004

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File No. 1-10308

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:

Cendant Car Rental Operations Support, Inc.
Retirement Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cendant Corporation
9 West 57th Street
New York, New York 10019

CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.
RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Cendant Car Rental Operations Support, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Cendant Car Rental Operations Support, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the period from April 1, 2004 (date of Plan inception) to December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the period from April 1, 2004 (date of Plan inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York
June 22, 2005

CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004

2004
ASSETS:
Investments:
Cash and cash equivalents	$25
Mutual funds	3,023,359
Common/collective trusts	2,839,270
Cendant Corporation common stock	15,572
Loans to participants	227,707

Total investments	6,105,933

Receivables:
Participant contributions	6,268
Employer contributions	17,830
Interest and dividends	472

Total receivables	24,570

NET ASSETS AVAILABLE FOR BENEFITS	$6,130,503

The accompanying notes are an integral part of these financial statements.

CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM APRIL 1, 2004 (DATE OF PLAN INCEPTION)
TO DECEMBER 31, 2004

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$67,877
Net appreciation in fair value of investments	309,238

Net investment income	377,115

Contributions:
Participants	112,499
Employer	195,251
Rollovers	20,220
Transfers of participant account balances from affiliated plans	5,504,603

Total contributions	5,832,573

Total additions	6,209,688

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	79,085
Administrative expenses	100

Total deductions	79,185

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,130,503

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	–

END OF YEAR	$6,130,503

The accompanying notes are an integral part of these financial statements.

CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Cendant Car Rental Operations Support, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan description or the Plan document, which are available from Cendant Car Rental Operations Support, Inc. (the “Company”) for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and provides Internal Revenue Code (the “IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Company is a wholly-owned subsidiary of Cendant Corporation (“Cendant”). The Cendant Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The Company established the Plan during 2004 in order to allow for employee account balances from Avis Rent A Car System Inc. and its subsidiaries and related parties (the “Affiliates”) to be transferred from the Avis Voluntary Investment Savings Plan and the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees to the Plan. Accordingly, net assets of $5,504,603 were transferred to the Plan during 2004.

The following is a summary of certain Plan provisions:

Eligibility – Each employee, who as of March 31, 2004, was eligible to participate in a qualified defined contribution plan of the Affiliates became an eligible participant on the later of (i) April 1, 2004 or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Each other employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union or non Level I employee, as defined (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of specified compensation in 1% increments up to the statutory maximum of $13,000 for 2004. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) can contribute additional amounts as a catch up contributions ($3,000 for 2004).

Employer Contributions – The Company contributes to the Plan with respect to each participating employee (i) an amount equal to the sum of 50% of the first 6% of the participant’s compensation that is contributed to the Plan, plus (ii) an amount equal to 3% of participants’ annual compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (the “IRS”) regulations.

Fund Reallocations – Participants can reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and includes both employee and employer contributions. Only one reallocation is allowed each day.

Vesting – Participants are fully vested at all times with respect to their contributions to the Plan. Company matching contributions are fully vested upon 3 years of service without partial vesting prior thereto. The Company’s 3% contribution vests immediately.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw certain portions of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Forfeited Accounts – Forfeited balances of terminated participants are used to reduce future Company contributions. In 2004, no forfeited non-vested accounts were used to reduce employer contributions. As of December 31, 2004, there were no forfeited account balances.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $2,000. The loans are secured by the balance in the participant’s vested account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, the common/collective trust that does not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $2,805,818 at December 31, 2004.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net

Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2004 and realized gains and losses on investments sold during the period then ended.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and Cendant Corporation common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2004
* Merrill Lynch Retirement Preservation Trust	$2,805,818
Davis NY Venture Fund	910,256
Oppenheimer Quest Balance Fund	339,862
Oppenheimer Capital Income Fund	312,016

During the period from April 1, 2004 (date of Plan inception) to December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in fair value, as follows:

2004
Mutual funds	$304,262
Common/collective trusts	3,332
Cendant Corporation common stock	1,644

$309,238

* Permitted party-in-interest

4.	FEDERAL INCOME TAX STATUS

The Company has applied for a tax determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2004 the Plan held 666 shares of Cendant Corporation common stock with a cost basis of $14,346.

6.   PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

******

Plan Number: 002
EIN: 11-1998661

CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.
RETIREMENT SAVINGS PLAN

FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT
END OF YEAR) AS OF DECEMBER 31, 2004

		Number of
Identity of Issue, Borrower,	Description of	Shares, Units
Lessor or Similar Party	Investment	or Par Value	Cost***	Current Value
* Cendant Corporation Common Stock	Common stock	666		$15,572
* Merrill Lynch Equity Index Trust	Common/collective trust	376		33,452
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	2,805,818		2,805,818
Davis NY Venture Fund	Mutual fund	29,660		910,256
ING International Value Fund	Mutual fund	11,194		197,578
Lord Abbett Bond Debenture Fund	Mutual fund	170		1,409
MASS Investment Growth Stock Fund	Mutual fund	5,084		62,832
MFS Mid-Cap Growth Fund	Mutual fund	13,303		118,928
MFS Value Fund	Mutual fund	11,678		270,221
Oakmark Equity and Income Fund	Mutual fund	864		20,233
Oppenheimer Capital Income Fund	Mutual fund	7,570		312,016
Oppenheimer Developing Markets Fund	Mutual fund	516		13,882
Oppenheimer International Growth Fund	Mutual fund	308		5,882
Oppenheimer Quest Balance Fund	Mutual fund	18,839		339,862
PIMCO CCM Capital Appreciation Fund	Mutual fund	13,387		237,214
PIMCO PEA Renaissance Fund	Mutual fund	1,119		29,785
PIMCO Total Return Fund	Mutual fund	22,340		238,363
Scudder RREEF Real Estate Fund	Mutual fund	634		12,931
State Street Aurora Fund	Mutual fund	6,037		244,376
Vanguard Explorer Admiral Fund	Mutual fund	109		7,591
Various participants **	Participant loans			227,707
Cash and cash equivalents				25

Total				$6,105,933

*  Represents a permitted party-in-interest.

**  Maturity dates range from January 2005 to December 2009 at interest rates of 5.0% to 10.5%.

***  Cost information is not required for participant-directed investments.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cendant Car Rental Operations Support, Inc. Retirement Savings Plan

By:	/s/ Terence P. Conley
Terence P. Conley
Executive Vice President,
Human Resources and Corporate Services
Cendant Corporation

Date: June 24, 2005